UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Deutsche Municipal Income Trust  (f/k/a DWS Municipal Income Trust)

(Name of Issuer)

Floating Rate Municipal Term Preferred Shares, Series 2015

(Title of Class of Securities)

25160C700

(CUSIP Number)

Marc Wetherhill
PartnerRe Ltd.
Wellesley House South
90 Pitts Bay Road
Pembroke HM 08 Bermuda
Telephone: 441-294-4403

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25160C700	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
PartnerRe Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC The shares were deemed beneficially owned as a result of PartnerRe Ltd. being the ultimate parent company of Partner Reinsurance Company Ltd.

CUSIP No. 25160C700	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
Partner Reinsurance Company Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 25160C700	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PartnerRe Principal Finance Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; IA The shares were deemed beneficially owned as a result of PartnerRe Principal Finance Inc. being the investment adviser of Partner Reinsurance Company Ltd.

Page 5 of 7 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D/A relates to floating rate municipal term preferred shares (collectively, the “MTPS Shares”) of Deutsche Municipal Income Trust (the “Issuer”).

The Issuer’s principal executive offices are located at: Deutsche Asset & Wealth Management, One Beacon Street, Boston, MA 02108, Attn: Secretary of the Deutsche Funds.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D thereto (the “Original Schedule 13D” and together with this Amendment, the “Statement”) filed by the Reporting Persons on May 27, 2015.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D.  Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original Schedule 13D.

Page 6 of 7 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

No funds of the Reporting Persons were used in the redemption of the MTPS Shares.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On June 1, 2015 the Issuer redeemed, in accordance with the terms thereof, all of the MTPS Shares held by the Reporting Persons at $5,000 per share plus accumulated but unpaid dividends.

Item 5.	Interest in Securities of the Issuer

Item 5(e) of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

(e)	On June 1, 2015 as a result of the Issuer’s redemption of its MTPS Shares, the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities.

Page 7 of 7 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2015

PartnerRe Ltd.

By:	/s/ C. Marc Wetherhill
Name: C. Marc Wetherhill
Title: Chief Legal Counsel

Partner Reinsurance Company Ltd.

By:	/s/ C. Marc Wetherhill
Name: C. Marc Wetherhill
Title: General Counsel & Chief Compliance Officer

PartnerRe Principal Finance Inc.

By:	/s/ TK Khan
Name: TK Khan
Title: General Counsel